SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 2, 2003



Charter Communications, Inc.
(Exact name of registrant as specified in its charter)

Delaware
(State or Other Jurisdiction of Incorporation or Organization)

000-27927	**43-1857213**
(Commission File Number)	*(I.R.S. Employer Identification Number)*

12405 Powerscourt Drive
St. Louis, Missouri   63131
(Address of principal executive offices including zip code)

(314) 965-0555
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

ITEM 5. OTHER ITEMS

Charter Communications today announced the appointment of Derek Chang to the newly-created position of Executive Vice President of Finance and Strategy. A copy of the press release is being filed with this report as Exhibit 99.1.

ITEM 7. EXHIBITS

Exhibit
Number   Description

99.1   Press release dated December 2, 2003. *

    * filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Communications, Inc. has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>CHARTER COMMUNICATIONS, INC.,</u>
Registrant

Dated: December 2, 2003

By: /s/ Steven A. Schumm
Name: Steven A. Schumm
Title: Executive Vice President and Chief Administrative Officer and interim Chief Financial Officer (Principal Financial Officer)

EXHIBIT INDEX

Exhibit
Number   **Description**

99.1   Press release dated December 2, 2003. *

* filed herewith